Exhibit 99.136

DHX Media to Extend Family Channel Brand, Feature New and Original Content

Acquisition synergy target for DHX Television increased by 100%

HALIFAX, April 15, 2015 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, will be rebranding three of the channels in its DHX Television division. Building on Family Channel’s identity as the leading kids-and-family entertainment brand in Canada, DHX will be extending the Family brand across its suite of television channels providing a more cohesive brand portfolio for the networks. While Family Channel retains its strong, industry-leading identity as Canada’s most-watched children’s channel, our preschool channels targeting kids 2-6 in English and French will be rebranded as Family Junior and Famille Junior, respectively, and our channel targeting kids 6-12 will be rebranded as Family XTRM. The new brands will debut by November 30, 2015.

“This is a new world that has seen a dramatic increase in the value of kids’ content globally,” said Dana Landry, CEO of DHX Media. “As one of the leading creators and distributors of children’s entertainment content, we are excited to take advantage of this trend to combine our content strengths with our Canadian-industry leading Family brand, across all our channels. The tastes and viewing habits of young viewers have evolved, and we look forward to leveraging our world-leading library and working with top producers to create new programing that will resonate with the new generation.”

DHX Television will commence with the new and original lineup beginning in January 2016. Until that time, the channels will continue to broadcast Disney content, including such top-performing series as Liv and Maddie, Good Luck Charlie, Mighty Med and Jake and the Never Land Pirates. Accordingly, the previously released DHX Television acquisition-related annualized synergy target range is increased by 100% to $10 - $14 million and management looks forward to updating its financial outlook with the release of DHX’s third-quarter financial results in mid-May.

Joe Tedesco, SVP & General Manager, DHX Television added: “Formats for youth programming are rapidly evolving. Our original commissioned top-rated shows, such as The Next Step and Gaming Show are prime examples of our ability to deliver compelling content to our audiences and are proven ratings drivers for our channels. We are looking forward to expanding our original content slate, as well as expanding our acquisitions with world-leading content producers so we can continue to be the go-to destination for youth and family entertainment.”

NEW ORIGINAL COMMISSIONS

Today, we are pleased to announce the commissioning of a fourth season of Family Channel’s flagship series, The Next Step, from Temple Street Productions. The Next Step is the #1 kids’ television series currently airing across all kids’ networks in Canada.1 Following a successful run of season three episodes throughout March and hot on the tail of a sold-out national stage tour, Family has commissioned another batch of episodes from its top-rated homegrown hit.

In addition, DHX Television is pleased to announce the commissioning of season 4 of the popular animated action series Slugterra, a DHX Media-produced show.

These series announcements follow on four shows that have already been announced this broadcast year for the channels, including:

•	Gaming Show (In My Parents’ Garage) (Season 2) – (The top-performing domestic show across all Canadian kids’ digital networks.)[2]
•	The Music Room (New Series)
•	Fangbone! (New Series)
•	Justin Time (Season 3)

NEW CONTENT SUPPLY AGREEMENT

To augment our strategy of originals and leveraging our library, DHX will also be announcing new content acquisitions for its channels.

•	Mattel Multi-Year Content Agreement

DHX is also pleased to announce today that it is finalizing a multi-year agreement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks. The deal will see the addition of content from premiere Mattel brands such as BarbieTM, Monster High®, Hot Wheels®, Thomas & Friends® and Bob the Builder® across DHX Media’s channels.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX, including DHX management’s expectations concerning the results of operations, achieving of targets, and its business prospects, opportunities, and plans, such as the rebranding of its channels, production of new series, completion of agreements, and the acquisition of content. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

1.	Source: Numeris (BBM Canada) Family Channel Competitive Program Ranker/Total Canada/Family, YTV, Teletoon/AMA(000)/BY1415 STD:Sep.1/14-Apr.13/15, confirmed data up to Apr.5/15, 2+ airings, excludes: specials, movies. K7-11, K6-11, K6-12, K8-14, Ind.2+

2.	Source: Numeris (BBM Canada) Disney XD Digital Competitive Program Ranker/Total Canada/XD, Nickelodeon, Teletoon Retro, Cartoon Network/AMA(000)/BY1415 STD:Sep.1/14-Apr.13/15, confirmed data up to Apr.5/15, 5+ airings, excludes: specials, movies. K7-11, K6-11, K6-12, K8-14, Ind.2+

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-9777230; Jaime Bassett - Director, Communications, DHX Television, jaime.bassett@dhxmedia.com, +1 416-977-7416

CO: DHX Media Ltd.

CNW 17:58e 15-APR-15